SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

NOTICE CONCERNING THE RESULTS OF PUBLIC TAKEOVER OFFER IN THE GERMAN MARKET

On January 9, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning the results of its subsidiary’s public takeover offer for shares of a German corporation.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: January 9, 2008

January 9, 2008

Company Name:	Nippon Telegraph and Telephone Corporation

Representative:	Satoshi Miura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and Fukuoka and Sapporo Stock Exchanges)

Notice Concerning the Results of Public Takeover Offer in the German Market

NTT DATA CORPORATION (“NTT DATA”), one of Nippon Telegraph and Telephone Company’s main subsidiaries, announced the results of its public takeover offer for the acquisition of shares of itelligence AG (hereinafter “itelligence” http://www.itelligence.de/), a German corporation, through NTT DATA EUROPE GmbH & Co. KG (hereinafter “NTT DATA EUROPE” http://www.nttdataeurope.com/), NTT DATA’s wholly-owned subsidiary in Germany. The offer commenced on November 13, 2007 and was concluded with the expiration of the additional offer period on January 2, 2008. The final results of the offer are as noted below.

For further information, please contact:
(Mr.) Horinouchi or (Mr.) Nittono
Investor Relations Office,
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
TEL: +81-3-5205-5581
FAX: +81-3-5205-5589

January 9, 2008

Company Name:	NTT DATA CORPORATION

Representative:	Toru Yamashita, President and Chief Executive Officer

(Code No.: 9613, First section of Tokyo Stock Exchange)

Notice Concerning the Results of Public Takeover Offer in the German Market

NTT DATA CORPORATION (“NTT DATA”) announced the results of its public takeover offer for the acquisition of shares of itelligence AG (hereinafter “itelligence” http://www.itelligence.de/), a German corporation, through NTT DATA EUROPE GmbH & Co. KG (hereinafter “NTT DATA EUROPE” http://www.nttdataeurope.com/), NTT DATA’s wholly-owned subsidiary in Germany. The offer commenced on November 13, 2007 and was concluded with the expiration of the additional offer period on January 2, 2008. The final results of the offer are as noted below.

Concurrently with this announcement, NTT DATA is making a public press release in accordance with German laws and regulations concerning public takeover offers. The takeover offer does not fall within the definition of public takeover offer as defined in Article 27, section 2-1 of Financial Instruments and Exchange Law of Japan.

1.	Summary of the takeover offer:

1) Target company:	itelligence AG

2) Class of shares:	Common stock

3) Offer period (local time):	Initial offer period	November 13, 2007 to December 13, 2007

	Additional offer period	December 20, 2007 to January 2, 2008

4) Offer price:	Euro 6.2 (equivalent to JPY 992 calculated at the exchange rate of JPY 160/Euro) per common stock

2.	Results of the takeover offer:

1) Number of shares planned for purchase:	Over 12,297,615 shares

2) Number of shares tendered:	20,974,169 (87.41% of outstanding shares)

3.	Results of takeover offer and handling of tendered shares:

As the number of shares tendered exceeds the number of shares planned for purchase, the takeover offer will be effective and purchase of shares thereunder will be made. All shares tendered for purchase under the takeover offer, including the shares in excess of the number of shares planned for purchase, will be acquired.

4.	Others:

Settlement for the tendered shares will be made by January 14, 2008. As a result of the takeover offer, itelligence has become NTT DATA’s subsidiary.

(Reference)

About itelligence AG

1) Business:	Consulting, system integration, software development, licensing, outsourcing services and others.

2) Year of establishment:	2000

3) Main shop address:	Königsbreede 1, 33605 Bielefeld, Germany

4) Representative:	Herbert Vogel, Chief Executive Officer

5) Listed stock exchange:	Frankfurt Stock Exchange

6) Number of outstanding shares:	23,995,206 common stocks (as of December 31, 2007)

7) Number of employees:	Approximately 1,100 (as of December 31, 2006)

8) Past performance data:

	(Euro in thousands)
	Year ending December 31, 2005	Year ending December 31, 2006
Sales	139,096	163,770
EBITDA	9,063	11,210
Net income	4,115	5,531
Total assets	71,597	84,314
Net assets	26,565	31,568

Reference (the above figures in JPY)	(JPY in millions)
	Year ending December 31, 2005	Year ending December 31, 2006
Sales	22,255	26,203
EBITDA	1,450	1,794
Net income	658	885
Total assets	11,456	13,490
Net assets	4,250	5,051

Note: Calculated at the exchange rate of JPY 160/Euro.

This is neither an offer to purchase nor a solicitation of an offer to sell shares in itelligence AG, nor an offer to purchase or sell any other securities. The terms and conditions of the offer are being published in the offer document as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin). Investors and holders of shares in itelligence AG are strongly advised to read the relevant documents regarding the takeover offer published by NTT DATA EUROPE GmbH & Co. KG because they contain important information. Investors and holders of shares in itelligence AG may receive these documents at the web site http://www.nttdataeurope.com.

The information herein may contain “forward-looking statements”. Forward-looking statements may be identified, in particular, by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business of NTT DATA CORPORATION, NTT DATA EUROPE GmbH & Co. KG, itelligence AG or any other entities. These statements are based on the current expectations of the management of NTT DATA CORPORATION and NTT DATA EUROPE GmbH & Co. KG and are inherently subject to uncertainties and changes in circumstances. NTT DATA CORPORATION and NTT DATA EUROPE GmbH & Co. KG do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

For further information, please contact:
(Mr.) Takashi Kanae
Senior Manager
Stocks and Shareholders Relations Group
General Affairs Department
TEL +81-3-5546-9962